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MATERIAL CHANGE REPORT UNDER SECTION 146 (1)
OF THE SECURITIES ACT (ALBERTA)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL
SECURITIES LEGISLATION

ITEM 1

Reporting Issuer:

Talisman Energy Inc.
3400, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

ITEM 2

Date of Material Change:

March 12, 2003

ITEM 3

Press Release:

Talisman Energy Inc. issued a press release on March 12, 2003 (through Canada News Wire) at Calgary, Alberta disclosing the nature and substance of the material change.

ITEM 4

Summary of the Material Change:

Talisman Energy Inc. completed the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan.

ITEM 5

Full Description of Material Change:

Talisman Energy Inc. ("Talisman") completed the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited ("OVL"), a subsidiary of India's national oil company.

The aggregate amount realized by Talisman and its subsidiaries from the transaction (including interest) was approximately US$771 million (C$1.13 billion), subject to post-closing adjustments.  Under the transaction, an indirect wholly-owned subsidiary of Talisman sold and assigned to OVL all of the shares of Talisman (Greater Nile) B.V. ("TGN BV"), as well as the debt owed by TGN BV to the subsidiary.  TGN BV holds a 25% interest in the Greater Nile Oil Project and owns 25% of the shares of the joint operating company for the Project.  OVL received the benefit of all free cash flow from TGN BV's interest in the Project commencing September 1, 2002 as well as TGN BV's working capital.  Talisman's subsidiary has received approximately US$84 million from TGN BV since August 31, 2002 and consequently closing cash proceeds were approximately US$687 million.

Talisman has continued to record production, cash flow, income and capital expenditures relating to the Project for the period until closing, in accordance with Canadian generally accepted accounting principles.  Talisman anticipates that it will record an after tax gain on sale in the first quarter of 2003 of between C$275-285 million.

Talisman and its subsidiary provided OVL with certain representations and warranties relating to TGN BV and its assets and liabilities and have agreed to indemnify OVL against certain liabilities arising from activities prior to closing, and OVL has agreed to indemnify Talisman and its subsidiary against certain liabilities arising from activities subsequent to closing.  The sale does not relieve Talisman of any potential liability that it may have under the suit that has been brought against it in the United States under the Alien Tort Claims Act.

ITEM 6

Reliance on Section 146(2) of the Securities Act:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Senior Officer:

For further information, please contact M. Jacqueline Sheppard, Executive Vice-President, Corporate and Legal, and Corporate Secretary, at the above mentioned address or at (403) 237-1183.

ITEM  9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 17th day of March, 2003.

TALISMAN ENERGY INC.

Per:

M. JACQUELINE SHEPPARD

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

I:\CORPORAT\Material Change\Sale of Sudan\Sudan mcr v.3.DOC